January 11, 2011

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	The Purisima Funds (the “Trust”) File Nos.: 333-09153 and 811-07737 The Purisima Total Return Fund (S000005935) The Purisima All-Purpose Fund (S000005936)

Dear Ms. DiAngelo:

This correspondence is being filed in response to the Staff’s written follow-up comments received from Christina DiAngelo on January 5, 2011 to the Trust’s previous correspondence dated January 4, 2011 (the “Prior Response Letter”).  The Prior Response Letter was filed in response to comments and suggestions made by the staff of the U.S. Securities and Exchange Commission (the Commission” or the “Staff”) on December 6, 2010, regarding the Trust’s Form N-CSR filed on November 8, 2010.

1.
Staff Comment: At the top of the document, I noticed the following statement: “Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.” Was that statement intended to be included in the copy filed via Edgar?

Response:  The statement was not intended to be included in the copy filed via Edgar.

2.	Staff Comment: Can you further enhance the disclosure [for Response Item 5 in the Prior Response Letter] to state “in place at the time the expenses were waived”?

Response: For the next filing, the first sentence of the third paragraph of Note 3 will be changed to read as follows: “…provided the aggregate amount of the Fund's current operating expenses for such fiscal year does not exceed the applicable limitation on Fund expenses in place at the time the expenses were waived.”

3.	Staff Comment: Immediately before your signature, you left your contact number blank.

Response:  My contact number has been included in this filing.

If you have additional questions, please do not hesitate to contact me at 650-529-6107.

Sincerely,

 /s/ Tom Fishel
Tom Fishel
Vice President
The Purisima Funds